UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Foundation Medicine, Inc.

(Name of Subject Company)

Foundation Medicine, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

350465100

(CUSIP Number of Class of Securities)

Michael J. Pellini, M.D.

President and Chief Executive Officer

Foundation Medicine, Inc.

150 Second Street

Cambridge, MA 02141

(617) 418-2200

With copies to:

Stuart M. Cable, Esq.	Robert W. Hesslein, Esq.
Lisa R. Haddad, Esq.	Senior Vice President, General Counsel
Kingsley L. Taft, Esq.	and Secretary
Goodwin Procter LLP	Foundation Medicine, Inc.
Exchange Place	150 Second Street
Boston, MA 02109	Cambridge, MA 02141
(617) 570-1000	(617) 418-2200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the United States Securities and Exchange Commission (the “SEC”) on February 2, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”) by Foundation Medicine, Inc., a Delaware corporation (“Foundation”). The Schedule 14D-9 relates to the tender offer by Roche Holdings, Inc., a Delaware corporation (“Offeror”), to purchase up to 15,604,288 shares of Foundation’s common stock, par value $0.0001 per share (each, a “Share”), representing, when added to the Shares already owned by Roche Holding Ltd, an indirect parent of Offeror, and its subsidiaries, and together with the 5,000,000 newly issued Shares to be purchased by Offeror in consideration of Offeror’s primary investment in Foundation of $250 million in cash (the “Issuance”), up to approximately 56.3% of the outstanding Shares on a fully diluted basis at the closing of the Issuance, at a purchase price of $50.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Offeror with the SEC on February 2, 2015. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of the section entitled “Expiration of the Offer”:

On April 14, 2015, Offeror issued a press release relating to the final results of the Offer. The full text of the press release is included as Exhibit (a)(21) to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.	EXHIBITS.

Item 9 (“Exhibits”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit to the exhibit index:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(21)	Press Release issued by Roche Holdings, Inc. on April 14, 2015	Schedule TO	4/14/15	(a)(5)(viii)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

FOUNDATION MEDICINE, INC.

Dated: April 14, 2015	By:	/s/ Robert W. Hesslein
	Name:	Robert W. Hesslein
	Title:	Senior Vice President, General Counsel and Secretary